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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

CLEARWIRE CORPORATION
(Name of Subject Company (Issuer))

DISH ACQUISITION HOLDING CORPORATION
a wholly-owned subsidiary of

DISH NETWORK CORPORATION
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

18538Q105
(CUSIP Number of Class of Securities)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with copies to:

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2013 (together with any amendments and supplements thereto, the "Schedule TO") by DISH Acquisition Holding Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation ("DISH"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $0.0001 per share, of Clearwire Corporation, a Delaware corporation, at a purchase price of $4.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in the Amendment No. 6 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

        On June 26, 2013, DISH issued a press release announcing that Purchaser had decided to withdraw the Offer. The Offer provided that it could be withdrawn, among other reasons, as a result of the recent change in recommendation by Clearwire. The press release regarding this announcement is attached hereto as Exhibit (a)(1)(xv) and is incorporated herein by reference. At the time of withdrawal, certain conditions to the Offer were not satisfied. In addition, based on public filings, Purchaser believes that the Minimum Condition is no longer capable of being satisfied. No shares of Clearwire Class A Stock were purchased by Purchaser in the Offer, and all shares of Clearwire Class A Stock previously tendered and not withdrawn will be promptly returned.

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

    (a)(1)(xv)    Press Release issued by DISH Network Corporation on June 26, 2013.

 EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 30, 2013.†
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.†
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(vi)	Summary Advertisement as published on May 30, 2013, in the Wall Street Journal.†
(a)(1)(vii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(viii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(ix)	Press Release issued by DISH Network Corporation on June 4, 2013.†
(a)(1)(x)	Press Release issued by DISH Network Corporation on June 12, 2013.†
(a)(1)(xi)	Note from Joe Clayton, dated June 14, 2013.†
(a)(1)(xii)	Press Release issued by DISH Network Corporation on June 17, 2013.†
(a)(1)(xiii)	Press Release issued by DISH Network Corporation on June 18, 2013.†
(a)(1)(xiv)	Press Release issued by DISH Network Corporation on June 18, 2013.†
(a)(1)(xv)	Press Release issued by DISH Network Corporation on June 26, 2013.
(a)(2)	Not applicable.
(b)	Not applicable.
(d)(1)	Form of proposed Note Purchase Agreement (included in Exhibit (a)(1)(i)).†
(d)(2)	Form of proposed Investor Rights Agreement (included in Exhibit (a)(1)(i)).†
(g)	Not applicable.
(h)	Not applicable.

†
Previously filed.

 SIGNATURES

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DISH ACQUISITION HOLDING CORPORATION DISH NETWORK CORPORATION
By:	/s/ R. Stanton Dodge R. Stanton Dodge Executive Vice President, General Counsel and Secretary

Dated: June 26, 2013

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  Item 12.
EXHIBIT INDEX
SIGNATURES